

May 16, 2013

<u>Via E-mail</u>
Neil Scheckter
Chief Executive Officer
GS Valet, Inc.
4315 Lemac Drive
Houston, Texas 77096

   Re: **GS Valet, Inc.**
      Item 4.01 Form 8-K
      Filed May 13, 2013
      File No. 333-182629

Dear Mr. Scheckter:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K to clarify the statement in the first paragraph that PM has audited your most recent financial statement, December 31, 2012 with the statement under (1)b. that PM audited your most recent fiscal year ended September 30, 2012.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions, please call me at (202) 551-3624.

                      Sincerely,

                      /s/ Heather Clark

                      Heather Clark
                      Staff Accountant